Mynaric extends maturity of three existing bridge loans until February 7, 2025 and expects additional bridge loan, restructuring loan and application for StaRUG proceedings

MUNICH, January 31, 2025 – Mynaric AG (NASDAQ: MYNA; ISIN: US62857X1019) (FRA: M0YN; ISIN: DE000A31C305) (the “Company”) announces the extension of the maturity of its three bridge loans and the expectation to agree on a fourth bridge loan, a separate restructuring loan and an application for the initiation of a financial reorganization under the German Corporate Stabilization and Restructuring Act (Gesetz über den Stabilisierungs- und Restrukturierungsrahmen für Unternehmen (“StaRUG”).

New maturity date of bridge loans

The Company today entered into an amendment to its existing loan agreement with its U.S.-based lenders, which are funds affiliated with a U.S.-based global investment management firm (the “Lenders”), pursuant to which the Lenders have agreed to extend the maturity date of the three existing bridge loans in the aggregate amount of USD 21.5 million from January 31, 2025 to February 7, 2025. The Lenders provided such loans in October 2024, November 2024 and December 2024 .

The three bridge loans can still be terminated early if, among other things, the previously commissioned independent German restructuring expert provides notice on or prior to the new maturity date that it is no longer more likely than not that the Company is capable of being restructured.

As of January 29, 2025, the Company had cash and cash equivalents on hand of EUR 8.4 million, which the Company will use to meet its ongoing operational and working capital needs.

The provision that the Company made in December 2024 for contingent liabilities resulting from guarantee obligations in the amount of all loans provided by the Lenders outstanding, including interest and exit fee, remains in place.

Preparation of StaRUG proceedings

The extension of the maturity date is the result of very advanced discussions with the Lenders for a fourth bridge loan and a separate restructuring loan. Based thereon, the management board of the Company concluded today that it is mostly probable that the Company will apply for the initiation of StaRUG proceedings with the competent local court (Amtsgericht) of Munich in the upcoming days. The expected filing of the application for the initiation of StaRUG proceedings would, among other things, remain subject to the successful finalization of the negotiations and resolutions of the management board and the supervisory board of the Company.

The fourth bridge loan is to cover the expected ongoing operational and working capital needs of the Company until the anticipated time of the conclusion of StaRUG proceedings and is expected to have similar terms to the three existing bridge loans. The Company is in the process of verifying the exact amount needed and expects it to be slightly higher than the aggregate initial principal amount of the three bridge loans.

The separate loan agreement pursuant to which the Lenders would provide additional capital would cover the capital expected to be needed to support the Company’s production plan and fund its ongoing operations per the restructuring plan and would be subject to the condition that the StaRUG proceedings are concluded successfully. The Company is also in the process of verifying the exact amount needed for such loan.

Currently, it is envisaged that the restructuring plan will provide for a reduction of the Company’s share capital to zero followed by a capital increase excluding statutory subscription rights. Accordingly, the StaRUG proceedings may result in shareholders losing all of their investment in the Company. Other financing opportunities for the Company are currently neither available nor in sight.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C. For more information, visit mynaric.com.

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